

March 15, 2013

Via E-mail
M. Scot Wingo
Chief Executive Officer
ChannelAdvisor Corporation
2701 Aerial Center Parkway
Morrisville, NC 27560

> **Re: ChannelAdvisor Corporation**
> **Amendment No. 2 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted March 5, 2013**
> **CIK No. 0001169652**

Dear Mr. Wingo:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 15, 2013.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

Comparison of Years Ended December 31, 2011 and 2012, page 45

1. Regarding the added disclosure on page 45, it is unclear whether the increase in revenue was due to a price or volume increase or some combination thereof. Please further revise. For example, where you disclose that the average revenue per core customer increased, you should specify whether this higher average revenue was due to a greater amount of gross merchandise value being processed through your site or due to a higher

percentage fee being paid for each dollar of gross merchandise value. Refer to our prior comment 4. Also revise your disclosure on page 47.

Critical Accounting Policies and Significant Judgments and Estimates, page 53

Stock-Based Compensation, page 54

2.   It appears based on your response to prior comment 5 that the comparable companies used in the market approach were not updated in the same manner as the comparables used to determine your volatility. Please explain your basis for not updating the market approach comparables like you did for the volatility comparables. As part of your response, please describe the "discrete assessment" used to determine the comparables used in the market approach.

Item 16. Exhibits and Financial Statement Schedules, page II-4

Exhibit 10.23

3.   You indicate in the first paragraph on page 14 that you may incur significant costs if you are unable to renew this agreement; however, according to Section 8.1, the term of this agreement is specified in the Hosted Solutions Service Order, which you do not appear to include. Therefore, please file a copy of the Hosted Solutions Service Order. Likewise, provide the equivalent document for exhibit 10.24.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Amanda Kim, Staff Accountant at (202) 551-3241 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
        Brian F. Leaf, Esq.
        Cooley LLP